RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

29th November, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corpor[redacted]
100 F Street, NE
Washington, DC 20549
USA

06018948

SUPPL

Dear Mr. Dudek,

Sub: Postal Ballot Notice to the Members

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter accompanied with Post Ballot Form and Notice dated 28.11.2006 to the Stock Exchanges in India as per requirement under the Listing Agreement executed with them.

We enclose herewith Three copies of the Postal Ballot Form and Notice dated 28th November 2006 circulated to the Members of the Company for passing of resolutions by Postal Ballot pursuant to Section 192A(2) of the Indian Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
DEC 1 1 2006
THOMSON FINANCIAL

dlw 12/5

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

November 29, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Postal Ballot Notice to the Members

We enclose herewith six copies of the Postal Ballot Form and Notice dated 28th November 2006 being circulated to the Members of the Company for passing of resolutions by Postal Ballot pursuant to Section 192A(2) of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: as above

Postal Ballot Form

Serial No. ______________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member (s), if any (In block letters)	
3. Registered Folio Number/DP ID No. and Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares indematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the Special Business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1.	Special Resolution under Section 16 of the Companies Act, 1956, for alteration of Memorandum of Association by adding Clause VI after the existing Clause V in the Memorandum of Association of the Company.		I/We assent to the resolution	
			I/We dissent to the resolution	
2.	Special Resolution under Section 31 of the Companies Act, 1956, for alteration of Articles of Association by adding Article 90 after the existing Article 89 in the Articles of Association of the Company.		I/We assent to the resolution	
			I/We dissent to the resolution	
3.	Ordinary Resolution under Section 224 of the Companies Act, 1956 for Appointment of M/s. Chaturvedi & Shah Chartered Accountants and M/s. BSR & Co. Chartered Accountants, as the Statutory Auditors of the Company to act jointly with the existing Statutory Auditors M/s. RSM & Co.Chartered Accountants.		I/We assent to the resolution	
			I/We dissent to the resolution	
4.	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme.		I/We assent to the resolution	
			I/We dissent to the resolution	
5.	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme to the employees and directors of the holding/subsidiary companies.		I/We assent to the resolution	
			I/We dissent to the resolution	

Place: ______________

Date : ______________

Note: Please read carefully the instructions overleaf before exercising your vote. (Signature of the member)

Instructions

1. A Member desirous of exercising his/her vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, any envelope containing postal ballot, if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such member has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the Member on the date of dispatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelope in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutiniser.

12. There will be one Postal Ballot Form for every Registered Folio/Client ID, irrespective of the number of joint holders.

Postal Ballot Form

Serial No. ______________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member (s), if any (In block letters)	
3. Registered Folio Number/DP ID No. and Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares indematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the Special Business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1.	Special Resolution under Section 16 of the Companies Act, 1956, for alteration of Memorandum of Association by adding Clause VI after the existing Clause V in the Memorandum of Association of the Company.		I/We assent to the resolution	
			I/We dissent to the resolution	
2.	Special Resolution under Section 31 of the Companies Act, 1956, for alteration of Articles of Association by adding Article 90 after the existing Article 89 in the Articles of Association of the Company.		I/We assent to the resolution	
			I/We dissent to the resolution	
3.	Ordinary Resolution under Section 224 of the Companies Act, 1956 for Appointment of M/s. Chaturvedi & Shah Chartered Accountants and M/s. BSR & Co. Chartered Accountants, as the Statutory Auditors of the Company to act jointly with the existing Statutory Auditors M/s. RSM & Co.Chartered Accountants.		I/We assent to the resolution	
			I/We dissent to the resolution	
4.	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme.		I/We assent to the resolution	
			I/We dissent to the resolution	
5.	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme to the employees and directors of the holding/subsidiary companies.		I/We assent to the resolution	
			I/We dissent to the resolution	

Place: ______________

Date : ______________

Note: Please read carefully the instructions overleaf before exercising your vote.

(Signature of the member)

11/2006

Colorama Hyd. Ph: 23730328

Instructions

1. A Member desirous of exercising his/her vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope Postage will be borne and paid by the Company. However, any envelope containing postal ballot, if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company

4. This Form must be completed and signed by the Member In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such member has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the Member on the date of dispatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelope in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutiniser.

12. There will be one Postal Ballot Form for every Registered Folio/Client ID, irrespective of the number of joint holders.

Postal Ballot Form

Serial No. ____________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member (s), if any (In block letters)	
3. Registered Folio Number/DP ID No. and Client ID No.*	
4. Numb- of Shares held	

(*Applicable to investors holding Shares indematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the Special Business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1.	Special Resolution under Section 16 of the Companies Act, 1956, for alteration of Memorandum of Association by adding Clause VI after the existing Clause V in the Memorandum of Association of the Company.		I/We assent to the resolution	
			I/We dissent to the resolution	
2.	Special Resolution under Section 31 of the Companies Act, 1956, for alteration of Articles of Association by adding Article 90 after the existing Article 89 in the Articles of Association of the Company.		I/We assent to the resolution	
			I/We dissent to the resolution	
3.	Ordinary Resolution under Section 224 of the Companies Act, 1956 for Appointment of M/s. Chaturvedi & Shah Chartered Accountants and M/s. BSR & Co. Chartered Accountants, as the Statutory Auditors of the Company to act jointly with the existing Statutory Auditors M/s. RSM & Co.Chartered Accountants.		I/We assent to the resolution	
			I/We dissent to the resolution	
4.	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme.		I/We assent to the resolution	
			I/We dissent to the resolution	
5.	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employee Stock Option Scheme to the employees and directors of the holding/subsidiary companies.		I/We assent to the resolution	
			I/We dissent to the resolution	

Place: ____________

Date : ____________

Note: Please read carefully the instructions overleaf before exercising your vote.

(Signature of the member)

Instructions

1. A Member desirous of exercising his/her vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, any envelope containing postal ballot, if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizer's decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such member has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the Member on the date of dispatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelope in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutiniser.

12. There will be one Postal Ballot Form for every Registered Folio/Client ID, irrespective of the number of joint holders.

Reliance Communications
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, to transact the following special business by the Members of Reliance Communications Limited by passing resolutions through Postal Ballot:

Special Business

1. Alteration of the Memorandum of Association of the Company

To consider and, if thought fit, to pass with or without modification(s) the following Resolution as a **Special Resolution:**

"Resolved that pursuant to the provisions of Section 16 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) the Memorandum of Association of the Company be altered by adding the following Clause VI after the existing Clause V in the Memorandum of Association of the Company.

'VI. The Company hereby acknowledges that it shall comply with the provisions of the licencse granted/transferred by the Department of Telecommunications, Government of India, or any other Competent Authority including the Unified Access Services Licence (UASL)/National Long Distance Service Licence (NLD)/International Long Distance Service Licence (ILD) or such other Licence Agreements (including any amendment or substitution thereof) ("Licence Agreement").

Explanation: The above clause shall take effect from such date as may be decided by the Board of Directors of the Company and shall cease to be in effect and be deemed to stand cancelled and deleted upon a decision or ruling by the Government of India or any other competent authority to the effect that incorporating the above clause in the Memorandum of Association of the Company would not be a mandatory requirement.'

Resolved further that the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, expedient or proper to give effect to this resolution including to delete the above Clause VI and to settle any questions, difficulties or doubts that may arise in this regard at any stage, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

2. Alteration of the Articles of Association of the Company

To consider and, if thought fit, to pass with or without modification(s) the following Resolution as a **Special Resolution:**

"Resolved that pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be altered by adding the following Article 90 after the existing Article 89 in the Articles of Association of the Company.

'90 Compliance with license conditions
The Company hereby acknowledges that it shall comply with the provisions of the licences granted/transferred by the Department of Telecommunications, Government of India, or any other Competent Authority including the Unified Access Services Licence (UASL)/National Long Distance Service Licence (NLD)/International Long Distance Service Licence (ILD) or such other Licence Agreements (including any amendment or substitution thereof) ("Licence Agreement").

Explanation: The above Article shall take effect from such date as may be decided by the Board of Directors of the Company and shall cease to be in effect and be deemed to stand cancelled and deleted upon a decision or ruling by the Government of India or any other competent authority to the effect that incorporating the above Article in the Articles of Association of the Company would not be a mandatory requirement.'

Resolved further that the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, expedient or proper to give effect to this resolution including to delete the above Article 90 and to settle any questions, difficulties or doubts that may arise in this regard at any stage, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

3. Appointment of Statutory Auditors of the Company

To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

"**Resolved that** further to the resolution passed at the 2nd Annual General Meeting of the Members of the Company held on 24th January, 2006 and pursuant to the provisions of Section 224 and all other applicable provisions, if any, of the Companies Act, 1956, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co. Chartered Accountants, be and are hereby appointed as the Statutory Auditors of the Company to act jointly with the existing Statutory Auditors M/s. RSM & Co. Chartered Accountants and to hold office up to the conclusion of the next Annual General Meeting of the Company at such remuneration and reimbursement of travelling and out of pocket expenses as may be decided by the Board of Directors of the Company."

4. Issue of Securities under Employee Stock Option Scheme

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"Resolved that in supersession of the special resolution under Item No. 3 of the Postal Ballot Notice dated February 20, 2006, passed by the members of the Company, results whereof were declared on 31st March, 2006, and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Communications Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the" Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depository receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the" Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 2,04,46,148 equity shares, provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on September 30, 2006, i.e. upto 10,22,30,750 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreement executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings etc. as may be necessary in this regard".

5. **Issue of Securities under Employee Stock Option Scheme (ESOS) to the employees and directors of holding and subsidiary companies and other persons**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Communications Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 4 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman of the Company with a power to further delegate to any executives/ officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings etc. as may be necessary in this regard".

By Order of the Board
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Mumbai, 28th November 2006

Notes:

1. The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 30th October, 2006 has appointed Shri Anil Lohia, Chartered Accountant as the Scrutinizer to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.

3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer on or before 6th January 2007 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of the scrutiny and the results of postal ballot will be announced on or before 8th January 2007, at the Registered Office of the Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710.

4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturday between 11.00 a.m. and 1.00 p.m., up to 6th January 2007.

Explanatory Statement as required under Section 173(2) and 192A(2) of the Companies Act, 1956 to the accompanying Notice dated 28th November 2006.

Item Nos. 1 and 2

As the Members are aware, the Company has recently effected reorganisation of the telecommunication business in terms of the Scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited and demerger of Networking division of Reliance Communications Infrastructure Limited (Transferors) with the Company and their respective Members and creditors ("Scheme").

Consequent to the above reorganisation, all businesses and activities including the assets and liabilities of the transferor Companies stand vested in the Company and the Company is now carrying on telecommunication businesses including Unified Access Services (UAS), International Long Distance Services (ILD), National Long Distance Services (NLD) under UAS License for 21 Circles in India, ILD License and NLD License.

The Department of Telecommunications (DoT), Government of India, vide its Press Notes dated 14th December 2005 has amended certain conditions of UAS, ILD and NLD licences issued to telecom operators. These amendments have been made by DoT, pursuant to the Press Notes No. 5 dated 3rd November, 2005 issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India, while enhancing the Foreign Direct Investment (FDI) ceiling for certain telecommunication services from 49% to 74%, which have been made applicable to all the UAS, ILD and NLD licensee companies irrespective of their FDI limits of total paid up equity capital.

The amended Clause No. 1G(ii) in UASL Agreement, Clause No. 1.7(ii) in NLD and ILD licences requires the Company to alter its Memorandum and Articles of Association as set out in the Resolution Nos. 1 and 2 of the accompanying Notice.

Initially all licensee companies were required to carry out said amendments in their respective Memorandum and Articles of Association by 2nd March 2006 and the same was extended from time to time. The present extension of time for amendment is upto 2nd January 2007. In case said requirement is not extended or withdrawn by the Government, the Company will be required to comply with the said provisions by amending its Memorandum and Articles of Association.

In view of circumstances stated above, it is proposed that upon the approvals granted by the members on the resolutions proposed at the Item Nos. 1 and 2 of the accompanying Notice, the Board of Directors of the Company be authorised to decide its implementation as to:

a) the date of inclusion of the respective clauses in Memorandum and Articles of Association as proposed in the Item Nos. 1 and 2 of the accompanying Notice; and

b) to exclude and/or delete the abovesaid clauses from the Memorandum of Association and/or from the Articles of Association of the Company, if Government of India or a competent legal authority decides after their inclusion that the Company is not required to do so.

The Board of Directors recommend the resolutions set out in at the item Nos. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors or the Manager of the Company is interested or concerned in the passing of the proposed Resolutions.

Item No. 3

Pursuant to the reorganisation of the Telecommunication Businesses, including amalgamation of certain companies, in particular, Reliance Infocomm Limited with the Company, the operations of the Company have increased many fold. Keeping this in view and in order to keep in with the Company's policy to adhere to the highest standards of corporate governance practices, it is proposed to appoint M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants as the Statutory Auditors of the Company to act jointly along with the existing Statutory Auditors of the Company M/s. RSM & Co., Chartered Accountants, to hold office until the conclusion of the next Annual General Meeting of the Company at such remuneration and reimbursement of travelling and out of pocket expenses as may be decided by the Board of Directors of the Company.

The Company has received consent letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co.Chartered Accountants to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956 and that they are not otherwise disqualified for such appointment.

The Board of Directors recommend the resolution set out in at the item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors or the Manager of the Company is, in any way, concerned or interested in the said resolution.

Item Nos. 4 and 5

The Members of the Company had approved the Employee Stock Option Scheme (ESOS) for the permanent employees and directors of the Company by passing special resolution by Postal Ballot contained in Postal Ballot Notice dated February 20, 2006, the results whereof were declared on 31st March 2006. However, pursuant to the reorganisation of the telecommunication business effected in terms of the Scheme of Amalgamation and Arrangement ("Scheme"), various Transferor Companies including Reliance Infocomm Limited stand merged with the Company and their respective employees have become employees of the Company. Further, various other operating companies including Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Flag Telecom Group Limited have became subsidiaries of the Company, resulting in manifold increase in the employee strengths of the Company and its subsidiaries.

Keeping in view the above and for transparency and best corporate governance practices, it is deemed appropriate to seek fresh approval of the Members in supersession of the earlier resolution passed by the members for grant of stock options.

The Company has accordingly formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, to enable aligning the interests of the employees with those of the Company and its Members and to create a common sense of ownership among them. ESOS will also act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The salient features of the Reliance Communications Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Upto five per cent of the aggregate of the number of issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs. 5 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs. 5 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons as are in the permanent employment of the Company or holding company or subsidiary companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company and holding company and subsidiary companies at any time.

(c) Such other persons, as may from time to time, be allowed under prevailing laws and regulations and as may be approved by the Board for this purpose.

Above persons are referred herein collectively as the "Eligible Employees".

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiaries Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the option granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the option granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/ holding company/subsidiaries companies, as the case may be, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the Eligible Employees who has resigned or who may resign from time to time to join companies, approved by the Board/ Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting

of the Board/Committee at which options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/ Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution, conduct and future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options/securities granted to any single Eligible Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 2,04,46,148 equity shares. The aggregate of all such grants shall not result into equity shares exceeding 5% of the paid up equity shares of the Company as on September 30, 2006 i.e. upto 10,22,30,750 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole time Directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate options/securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five percent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiaries companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, within the overall limit as set out in the proposed Resolutions stated at item No. 4 and 5 of accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time Directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item nos. 4 and 5 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors and Manager of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

By Order of the Board
For **Reliance Communications Limited**

Mumbai, 28th November 2006

Hasit Shukla
Company Secretary

Reliance Communications
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Reliance Communications Limited

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, to transact the following special business by the Members of Reliance Communications Limited by passing resolutions through Postal Ballot:

Special Business

1. Alteration of the Memorandum of Association of the Company

To consider and, if thought fit, to pass with or without modification(s) the following Resolution as a **Special Resolution:**

"Resolved that pursuant to the provisions of Section 16 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) the Memorandum of Association of the Company be altered by adding the following Clause VI after the existing Clause V in the Memorandum of Association of the Company.

'VI. The Company hereby acknowledges that it shall comply with the provisions of the licencse granted/transferred by the Department of Telecommunications, Government of India, or any other Competent Authority including the Unified Access Services Licence (UASL)/National Long Distance Service Licence (NLD)/International Long Distance Service Licence (ILD) or such other Licence Agreements (including any amendment or substitution thereof) ("Licence Agreement").

Explanation: The above clause shall take effect from such date as may be decided by the Board of Directors of the Company and shall cease to be in effect and be deemed to stand cancelled and deleted upon a decision or ruling by the Government of India or any other competent authority to the effect that incorporating the above clause in the Memorandum of Association of the Company would not be a mandatory requirement.'

Resolved further that the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, expedient or proper to give effect to this resolution including to delete the above Clause VI and to settle any questions, difficulties or doubts that may arise in this regard at any stage, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

2. Alteration of the Articles of Association of the Company

To consider and, if thought fit, to pass with or without modification(s) the following Resolution as a **Special Resolution:**

"Resolved that pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be altered by adding the following Article 90 after the existing Article 89 in the Articles of Association of the Company.

'90 Compliance with license conditions
The Company hereby acknowledges that it shall comply with the provisions of the licences granted/transferred by the Department of Telecommunications, Government of India, or any other Competent Authority including the Unified Access Services Licence (UASL)/National Long Distance Service Licence (NLD)/International Long Distance Service Licence (ILD) or such other Licence Agreements (including any amendment or substitution thereof) ("Licence Agreement").

Explanation: The above Article shall take effect from such date as may be decided by the Board of Directors of the Company and shall cease to be in effect and be deemed to stand cancelled and deleted upon a decision or ruling by the Government of India or any other competent authority to the effect that incorporating the above Article in the Articles of Association of the Company would not be a mandatory requirement.'

Resolved further that the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, expedient or proper to give effect to this resolution including to delete the above Article 90 and to settle any questions, difficulties or doubts that may arise in this regard at any stage, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

3. Appointment of Statutory Auditors of the Company

To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

"**Resolved** that further to the resolution passed at the 2nd Annual General Meeting of the Members of the Company held on 24th January, 2006 and pursuant to the provisions of Section 224 and all other applicable provisions, if any, of the Companies Act, 1956, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co. Chartered Accountants, be and are hereby appointed as the Statutory Auditors of the Company to act jointly with the existing Statutory Auditors M/s. RSM & Co. Chartered Accountants and to hold office up to the conclusion of the next Annual General Meeting of the Company at such remuneration and reimbursement of travelling and out of pocket expenses as may be decided by the Board of Directors of the Company."

4. Issue of Securities under Employee Stock Option Scheme

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved** that in supersession of the special resolution under Item No. 3 of the Postal Ballot Notice dated February 20, 2006, passed by the members of the Company, results whereof were declared on 31st March, 2006, and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Communications Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the" Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depository receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the" Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 2,04,46,148 equity shares, provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on September 30, 2006, i.e. upto 10,22,30,750 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreement executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings etc. as may be necessary in this regard".

5. **Issue of Securities under Employee Stock Option Scheme (ESOS) to the employees and directors of holding and subsidiary companies and other persons**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"Resolved that pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Communications Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 4 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman of the Company with a power to further delegate to any executives/ officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings etc. as may be necessary in this regard".

By Order of the Board
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Mumbai, 28th November 2006

Notes:

1. The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 30th October, 2006 has appointed Shri Anil Lohia, Chartered Accountant as the Scrutinizer to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.

3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer on or before 6th January 2007 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of the scrutiny and the results of postal ballot will be announced on or before 8th January 2007, at the Registered Office of the Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City Navi Mumbai - 400 710.

4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturday between 11.00 a.m. and 1.00 p.m., up to 6th January 2007.

Explanatory Statement as required under Section 173(2) and 192A(2) of the Companies Act, 1956 to the accompanying Notice dated 28th November 2006.

Item Nos. 1 and 2

As the Members are aware, the Company has recently effected reorganisation of the telecommunication business in terms of the Scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited and demerger of Networking division of Reliance Communications Infrastructure Limited (Transferors) with the Company and their respective Members and creditors ("Scheme").

Consequent to the above reorganisation, all businesses and activities including the assets and liabilities of the transferor Companies stand vested in the Company and the Company is now carrying on telecommunication businesses including Unified Access Services (UAS), International Long Distance Services (ILD), National Long Distance Services (NLD) under UAS License for 21 Circles in India, ILD License and NLD License.

The Department of Telecommunications (DoT), Government of India, vide its Press Notes dated 14th December 2005 has amended certain conditions of UAS, ILD and NLD licences issued to telecom operators. These amendments have been made by DoT, pursuant to the Press Notes No. 5 dated 3rd November, 2005 issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India, while enhancing the Foreign Direct Investment (FDI) ceiling for certain telecommunication services from 49% to 74%, which have been made applicable to all the UAS, ILD and NLD licensee companies irrespective of their FDI limits of total paid up equity capital.

The amended Clause No. 1G(ii) in UASL Agreement, Clause No. 1.7(ii) in NLD and ILD licences requires the Company to alter its Memorandum and Articles of Association as set out in the Resolution Nos. 1 and 2 of the accompanying Notice.

Initially all licensee companies were required to carry out said amendments in their respective Memorandum and Articles of Association by 2nd March 2006 and the same was extended from time to time. The present extension of time for amendment is upto 2nd January 2007. In case said requirement is not extended or withdrawn by the Government, the Company will be required to comply with the said provisions by amending its Memorandum and Articles of Association.

In view of circumstances stated above, it is proposed that upon the approvals granted by the members on the resolutions proposed at the Item Nos. 1 and 2 of the accompanying Notice, the Board of Directors of the Company be authorised to decide its implementation as to:

a) the date of inclusion of the respective clauses in Memorandum and Articles of Association as proposed in the Item Nos. 1 and 2 of the accompanying Notice; and

b) to exclude and/or delete the abovesaid clauses from the Memorandum of Association and/or from the Articles of Association of the Company, if Government of India or a competent legal authority decides after their inclusion that the Company is not required to do so.

The Board of Directors recommend the resolutions set out in at the item Nos. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors or the Manager of the Company is interested or concerned in the passing of the proposed Resolutions.

Item No. 3

Pursuant to the reorganisation of the Telecommunication Businesses, including amalgamation of certain companies, in particular, Reliance Infocomm Limited with the Company, the operations of the Company have increased many fold. Keeping this in view and in order to keep in with the Company's policy to adhere to the highest standards of corporate governance practices, it is proposed to appoint M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants as the Statutory Auditors of the Company to act jointly along with the existing Statutory Auditors of the Company M/s. RSM & Co., Chartered Accountants, to hold office until the conclusion of the next Annual General Meeting of the Company at such remuneration and reimbursement of travelling and out of pocket expenses as may be decided by the Board of Directors of the Company.

The Company has received consent letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co.Chartered Accountants to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956 and that they are not otherwise disqualified for such appointment.

The Board of Directors recommend the resolution set out in at the item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors or the Manager of the Company is, in any way, concerned or interested in the said resolution.

Item Nos. 4 and 5

The Members of the Company had approved the Employee Stock Option Scheme (ESOS) for the permanent employees and directors of the Company by passing special resolution by Postal Ballot contained in Postal Ballot Notice dated February 20, 2006, the results whereof were declared on 31st March 2006. However, pursuant to the reorganisation of the telecommunication business effected in terms of the Scheme of Amalgamation and Arrangement ("Scheme"), various Transferor Companies including Reliance Infocomm Limited stand merged with the Company and their respective employees have become employees of the Company. Further, various other operating companies including Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Flag Telecom Group Limited have became subsidiaries of the Company, resulting in manifold increase in the employee strengths of the Company and its subsidiaries.

Keeping in view the above and for transparency and best corporate governance practices, it is deemed appropriate to seek fresh approval of the Members in supersession of the earlier resolution passed by the members for grant of stock options.

The Company has accordingly formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, to enable aligning the interests of the employees with those of the Company and its Members and to create a common sense of ownership among them. ESOS will also act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The salient features of the Reliance Communications Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Upto five per cent of the aggregate of the number of issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs. 5 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs. 5 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons as are in the permanent employment of the Company or holding company or subsidiary companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company and holding company and subsidiary companies at any time.

(c) Such other persons, as may from time to time, be allowed under prevailing laws and regulations and as may be approved by the Board for this purpose.

Above persons are referred herein collectively as the "Eligible Employees".

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiaries Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the option granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the option granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/ holding company/subsidiaries companies, as the case may be, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the Eligible Employees who has resigned or who may resign from time to time to join companies, approved by the Board/ Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting

of the Board/Committee at which options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/ Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution, conduct and future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options/securities granted to any single Eligible Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 2,04,46,148 equity shares. The aggregate of all such grants shall not result into equity shares exceeding 5% of the paid up equity shares of the Company as on September 30, 2006 i.e. upto 10,22,30,750 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole time Directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate options/securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five percent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiaries companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, within the overall limit as set out in the proposed Resolutions stated at item No. 4 and 5 of accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time Directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item nos. 4 and 5 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors and Manager of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Mumbai, 28th November 2006

By Order of the Board
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Reliance Communications
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Registered Office Reliance Communications Limited, H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710

Reliance Communications Limited

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, to transact the following special business by the Members of Reliance Communications Limited by passing resolutions through Postal Ballot:

Special Business

1. Alteration of the Memorandum of Association of the Company

To consider and, if thought fit, to pass with or without modification(s) the following Resolution as a **Special Resolution:**

"Resolved that pursuant to the provisions of Section 16 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) the Memorandum of Association of the Company be altered by adding the following Clause VI after the existing Clause V in the Memorandum of Association of the Company.

'VI. The Company hereby acknowledges that it shall comply with the provisions of the licencse granted/transferred by the Department of Telecommunications, Government of India, or any other Competent Authority including the Unified Access Services Licence (UASL)/National Long Distance Service Licence (NLD)/International Long Distance Service Licence (ILD) or such other Licence Agreements (including any amendment or substitution thereof) ("Licence Agreement").

Explanation: The above clause shall take effect from such date as may be decided by the Board of Directors of the Company and shall cease to be in effect and be deemed to stand cancelled and deleted upon a decision or ruling by the Government of India or any other competent authority to the effect that incorporating the above clause in the Memorandum of Association of the Company would not be a mandatory requirement.'

Resolved further that the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, expedient or proper to give effect to this resolution including to delete the above Clause VI and to settle any questions, difficulties or doubts that may arise in this regard at any stage, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

2. Alteration of the Articles of Association of the Company

To consider and, if thought fit, to pass with or without modification(s) the following Resolution as a **Special Resolution:**

"Resolved that pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be altered by adding the following Article 90 after the existing Article 89 in the Articles of Association of the Company.

'90 Compliance with license conditions
The Company hereby acknowledges that it shall comply with the provisions of the licences granted/transferred by the Department of Telecommunications, Government of India, or any other Competent Authority including the Unified Access Services Licence (UASL)/National Long Distance Service Licence (NLD)/International Long Distance Service Licence (ILD) or such other Licence Agreements (including any amendment or substitution thereof) ("Licence Agreement").

Explanation: The above Article shall take effect from such date as may be decided by the Board of Directors of the Company and shall cease to be in effect and be deemed to stand cancelled and deleted upon a decision or ruling by the Government of India or any other competent authority to the effect that incorporating the above Article in the Articles of Association of the Company would not be a mandatory requirement.'

Resolved further that the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, expedient or proper to give effect to this resolution including to delete the above Article 90 and to settle any questions, difficulties or doubts that may arise in this regard at any stage, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

3. Appointment of Statutory Auditors of the Company

To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

"**Resolved that** further to the resolution passed at the 2nd Annual General Meeting of the Members of the Company held on 24th January, 2006 and pursuant to the provisions of Section 224 and all other applicable provisions, if any, of the Companies Act, 1956, M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co. Chartered Accountants, be and are hereby appointed as the Statutory Auditors of the Company to act jointly with the existing Statutory Auditors M/s. RSM & Co. Chartered Accountants and to hold office up to the conclusion of the next Annual General Meeting of the Company at such remuneration and reimbursement of travelling and out of pocket expenses as may be decided by the Board of Directors of the Company."

4. Issue of Securities under Employee Stock Option Scheme

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No. 3 of the Postal Ballot Notice dated February 20, 2006, passed by the members of the Company, results whereof were declared on 31st March, 2006, and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Communications Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the" Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depository receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the" Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 2,04,46,148 equity shares, provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on September 30, 2006, i.e. upto 10,22,30,750 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreement executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings etc. as may be necessary in this regard".

5. ***Issue of Securities under Employee Stock Option Scheme (ESOS) to the employees and directors of holding and subsidiary companies and other persons***

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"Resolved that pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Communications Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 4 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman of the Company with a power to further delegate to any executives/ officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings etc. as may be necessary in this regard".

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Mumbai, 28th November 2006

By Order of the Board
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 30th October, 2006 has appointed Shri Anil Lohia, Chartered Accountant as the Scrutinizer to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.

3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer on or before 6th January 2007 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of the scrutiny and the results of postal ballot will be announced on or before 8th January 2007, at the Registered Office of the Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710.

4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturday between 11.00 a.m. and 1.00 p.m., up to 6th January 2007.

Explanatory Statement as required under Section 173(2) and 192A(2) of the Companies Act, 1956 to the accompanying Notice dated 28th November 2006.

Item Nos. 1 and 2

As the Members are aware, the Company has recently effected reorganisation of the telecommunication business in terms of the Scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited and demerger of Networking division of Reliance Communications Infrastructure Limited (Transferors) with the Company and their respective Members and creditors ("Scheme").

Consequent to the above reorganisation, all businesses and activities including the assets and liabilities of the transferor Companies stand vested in the Company and the Company is now carrying on telecommunication businesses including Unified Access Services (UAS), International Long Distance Services (ILD), National Long Distance Services (NLD) under UAS License for 21 Circles in India, ILD License and NLD License.

The Department of Telecommunications (DoT), Government of India, vide its Press Notes dated 14th December 2005 has amended certain conditions of UAS, ILD and NLD licences issued to telecom operators. These amendments have been made by DoT, pursuant to the Press Notes No. 5 dated 3rd November, 2005 issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India, while enhancing the Foreign Direct Investment (FDI) ceiling for certain telecommunication services from 49% to 74%, which have been made applicable to all the UAS, ILD and NLD licensee companies irrespective of their FDI limits of total paid up equity capital.

The amended Clause No. 1G(ii) in UASL Agreement, Clause No. 1.7(ii) in NLD and ILD licences requires the Company to alter its Memorandum and Articles of Association as set out in the Resolution Nos. 1 and 2 of the accompanying Notice.

Initially all licensee companies were required to carry out said amendments in their respective Memorandum and Articles of Association by 2nd March 2006 and the same was extended from time to time. The present extension of time for amendment is upto 2nd January 2007. In case said requirement is not extended or withdrawn by the Government, the Company will be required to comply with the said provisions by amending its Memorandum and Articles of Association.

In view of circumstances stated above, it is proposed that upon the approvals granted by the members on the resolutions proposed at the Item Nos. 1 and 2 of the accompanying Notice, the Board of Directors of the Company be authorised to decide its implementation as to:

a) the date of inclusion of the respective clauses in Memorandum and Articles of Association as proposed in the Item Nos. 1 and 2 of the accompanying Notice; and

b) to exclude and/or delete the abovesaid clauses from the Memorandum of Association and/or from the Articles of Association of the Company, if Government of India or a competent legal authority decides after their inclusion that the Company is not required to do so.

The Board of Directors recommend the resolutions set out in at the item Nos. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors or the Manager of the Company is interested or concerned in the passing of the proposed Resolutions.

Item No. 3

Pursuant to the reorganisation of the Telecommunication Businesses, including amalgamation of certain companies, in particular, Reliance Infocomm Limited with the Company, the operations of the Company have increased many fold. Keeping this in view and in order to keep in with the Company's policy to adhere to the highest standards of corporate governance practices, it is proposed to appoint M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants as the Statutory Auditors of the Company to act jointly along with the existing Statutory Auditors of the Company M/s. RSM & Co., Chartered Accountants, to hold office until the conclusion of the next Annual General Meeting of the Company at such remuneration and reimbursement of travelling and out of pocket expenses as may be decided by the Board of Directors of the Company.

The Company has received consent letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co.Chartered Accountants to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956 and that they are not otherwise disqualified for such appointment.

The Board of Directors recommend the resolution set out in at the item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors or the Manager of the Company is, in any way, concerned or interested in the said resolution.

Item Nos. 4 and 5

The Members of the Company had approved the Employee Stock Option Scheme (ESOS) for the permanent employees and directors of the Company by passing special resolution by Postal Ballot contained in Postal Ballot Notice dated February 20, 2006, the results whereof were declared on 31st March 2006. However, pursuant to the reorganisation of the telecommunication business effected in terms of the Scheme of Amalgamation and Arrangement ("Scheme"), various Transferor Companies including Reliance Infocomm Limited stand merged with the Company and their respective employees have become employees of the Company. Further, various other operating companies including Reliance Communications Infrastructure Limited, Reliance Telecom Limited and Flag Telecom Group Limited have became subsidiaries of the Company, resulting in manifold increase in the employee strengths of the Company and its subsidiaries.

Keeping in view the above and for transparency and best corporate governance practices, it is deemed appropriate to seek fresh approval of the Members in supersession of the earlier resolution passed by the members for grant of stock options.

The Company has accordingly formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, to enable aligning the interests of the employees with those of the Company and its Members and to create a common sense of ownership among them. ESOS will also act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The salient features of the Reliance Communications Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Upto five per cent of the aggregate of the number of issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs. 5 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs. 5 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons as are in the permanent employment of the Company or holding company or subsidiary companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company and holding company and subsidiary companies at any time.

(c) Such other persons, as may from time to time, be allowed under prevailing laws and regulations and as may be approved by the Board for this purpose.

Above persons are referred herein collectively as the "Eligible Employees".

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiaries Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the option granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the option granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/ holding company/subsidiaries companies, as the case may be, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the Eligible Employees who has resigned or who may resign from time to time to join companies, approved by the Board/ Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting

of the Board/Committee at which options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/ Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution, conduct and future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options/securities granted to any single Eligible Employee (including any non executive or independent Director) during any one year shall be less than 1% of the issued and paid up equity shares of the Company i.e. upto 2,04,46,148 equity shares. The aggregate of all such grants shall not result into equity shares exceeding 5% of the paid up equity shares of the Company as on September 30, 2006 i.e. upto 10,22,30,750 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole time Directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate options/securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five percent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiaries companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of ESOS, within the overall limit as set out in the proposed Resolutions stated at item No. 4 and 5 of accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid up equity shares of the Company as on September 30, 2006, i.e. up to 10,22,30,750 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time Directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item nos. 4 and 5 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors and Manager of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

Mumbai, 28th November 2006

By Order of the Board
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary